Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES SENIOR NOTES OFFERING

AURORA, Ontario, September 18, 2017 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it has entered into an underwriting agreement providing for the issuance of €600 million aggregate principal amount of its senior unsecured notes pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission (the “SEC”) and a short form base shelf prospectus and prospectus supplement filed with the Ontario Securities Commission.

The notes will bear interest at an annual rate of 1.500% and will mature on September 25, 2027. The offering is expected to close on September 25, 2017, subject to customary closing conditions. Magna intends to use the net proceeds from the offering for general corporate purposes.

BNP Paribas, Merrill Lynch International, ING Bank N.V. and Citigroup Global Markets Limited are acting as joint book-running managers for the offering.

The notes are not being qualified for distribution in Canada.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Financial Conduct Authority (FCA) stabilization rules apply.

The offering of these securities may be made only by means of a prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus can be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov or from:

BNP Paribas 10 Harewood Avenue London, NW1 6AA United Kingdom Attention: Fixed Income Syndicate Tel: +44 (0)20 7595 8222 Toll Free: +1 (800) 854-5674 Fax: +44 (0)20 7595 2555	Merrill Lynch International 222 Broadway New York, NY 10038 Attn: Prospectus Department dg.prospectus_requests@baml.com	ING Bank N.V. Foppingadreef 7 1102 BD Amsterdam The Netherlands Tel: +31 20 563 8035
Citigroup Global Markets Limited c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Toll Free +1 (800) 831-9146 prospectus@citi.com

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

OUR BUSINESS (1)

We are a leading global automotive supplier with 327 manufacturing operations and 100 product development, engineering and sales centres in 29 countries. We have over 161,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

FORWARD-LOOKING STATEMENTS

This release may contain statements which constitute “forward-looking statements” or “forward looking information” (collectively, “forward looking statements”) under applicable securities legislation, including, but not limited to, statements relating to: the expected closing date of the offering and the intended use of the net proceeds from the offering and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna’s regulatory filings. Please refer to the prospectus supplement relating to the offering of senior unsecured notes, as well as Magna’s most current Management’s Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna’s subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.

EUROPEAN ECONOMIC AREA NOTICE

This release relates to a prospectus supplement and accompanying prospectus which has been prepared on the basis that any offer of securities in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus in accordance with Article 3 of the Prospectus Directive for offers of securities. The expression Prospectus Directive means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State concerned.

UK NOTICE

This release is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii)  are persons falling within Article 47 of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).  This release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

(1)  Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.